Ruth’s Chris Steak House, Inc.

500 International Parkway, Suite 100

Heathrow, FL 32746

(407) 333-7440 Main    (407) 833-9625 Fax

May 4, 2007

Linda Cvrkel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Heather Clark

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ruth’s Chris Steak House, Inc. Form 10-K for the year ended December 31, 2006 filed March 16, 2007 Form 8-K filed on February 21, 2007 File No. 000-51485

Dear Ms. Cvrkel and Ms. Clark:

On behalf of Ruth’s Chris Steak House, Inc. (the “Company”), this letter responds to the letter, dated April 5, 2007 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) to Craig S. Miller, the Company’s President and Chief Executive Officer, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the Company’s Form 8-K filed on February 21, 2007. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses (which are set forth in italics), and correspond to the numbered paragraphs in the Comment Letter.

U.S. Securities and Exchange Commission

May 4, 2007

Annual Report on Form 10-K for the year ended December 31, 2006

Item 7A. Quantitative and Qualitative Disclosures About Market Risks, page 40

Interest Rate Risk, page 40

1.	You indicate in your disclosure that you use interest rate swaps to manage the Company’s exposure on its debt facility and to hedge exposure related to changes in interest rates; however, based upon your disclosures within the liquidity and capital resources section of MD&A and Note (4) on page F-14, you state that the Company discontinued the use of hedge accounting for swaps related to the senior credit facility during the fourth quarter of fiscal 2006. Please explain the reason for the inconsistencies in your disclosures and revise future filings to clarify your disclosures or eliminate the discrepancy.

The Company does utilize interest rate swaps to manage its variable interest rate exposure on its debt facility. However, during the fourth quarter of 2006, the Company discontinued the use of hedge accounting for its interest rate swaps. By discontinuing the use of hedge accounting, the Company should no longer refer to those interest rate swaps as hedging instruments and will clarify the reference to those interest rate swaps in future filings.

Consolidated Statements of Income, page F-4

2.	Please revise future filings to present interest expense and interest income on separate line items. Refer to Regulation S-X, Article 5-03.

As the Company maintains debt under a line of credit, the Company’s utilizes any excess cash to reduce outstanding debt when possible. Remaining average bank balances are used to earn credit toward bank fees in lieu of investing excess cash in other short-term interest bearing instruments. As such, the Company has earned minimal to no interest income in recent years. To the extent that the Company has any interest income, it confirms that it will present the information requested by the Staff as separate line items in its future filings. Additionally, the Company will denote Interest Expense without the “,net” since no offsetting interest income will be present.

Statements of Cash Flows, page F-6

3.	We note that you present accounts receivable as a cash outflow item in the amount of $(1,720) within operating activities for the fiscal year ended December 31, 2006; however, it appears that “accounts receivable, net” at December 31, 2006 decreased by $1,700 as compared to the balance at December 25, 2006 according to the amounts presented on the face of your consolidated balance sheets. In this regard, please explain to us and revise the liquidity section in future filings to discuss the underlying reason(s) for why a decrease in accounts receivable balance of $12,820 at December 25, 2005 to $11,120 at December 31, 2006 would result in the use of cash rather than a source of cash in the statements of cash flows for fiscal 2006.

U.S. Securities and Exchange Commission

May 4, 2007

At December 25, 2005, total receivables included insurance proceeds receivable related to Hurricane Katrina. Of the insurance proceeds received in 2006, $3,420 related to remediation of property damage. The Company considered the guidance under FAS 95 paragraph 22(c) (excerpt below) and this amount was presented as a cash inflow from investing activities. As such, this amount was removed from the operating cash flow change in accounts receivable of $1,700, yielding the change in Receivables of $(1,720) as denoted in the table below.

(amounts in thousands)	12/25/2005	12/31/2006	Inflow/ (Outflow)
Accounts Receivable balance	$12,820	$11,120	$1,700
Amount of insurance proceeds classified as cash flows from investing activities			$(3,420)

Remaining Accounts Receivable			$(1,720)

Excerpt from FAS 95, paragraph 22:

“22. Cash inflows from operating activities are:

a. Cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales

b. Cash receipts from returns on loans, other debt instruments of other entities, and equity securities—interest and dividends

c. All other cash receipts that do not stem from transactions defined as investing or financing activities, such as amounts received to settle lawsuits; proceeds of insurance settlements except for those that are directly related to investing or financing activities, such as from destruction of a building; and refunds from suppliers.”

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

(1) Marketing and Advertising, page F-9

4.	Please revise future filings to disclose amounts recognized for advertising expense in each of the periods presented.

While the Company provided the amounts recognized for advertising expense on the face of the income statement, it did not repeat this information in the footnotes. The Company confirms that it will disclose the information requested by the Staff in its future filings.

U.S. Securities and Exchange Commission

May 4, 2007

(p) Revenue Recognition, page F-10

5.	We note from your IPO in 2005 that you recorded revenue from unredeemed gift cards after 24 months and that currently, you do so after 18 months. We further note from page 29 that you enter into agreements with third parties that assume the unredeemed liability for these gift cards. Please tell us when you changed your policy from 24 months to 18 months for recognition of gift card revenue and why you believe the revenue recognition from unredeemed gift cards after 18 months is considered appropriate. Also, please provide further information on the arrangements with third parties. Your response should include the nature of the relationship with the third parties and your accounting treatment for these arrangements and the accounting literature upon which you relied. Please quantify for us the additional revenue recognized as a result of the change and tell us whether the change impacted any of your historical trends or operating metrics which investors use to analyze your financial performance.

The Company’s policy related to unredeemed gift cards is to recognize as other operating income the remaining value of gift cards that have not been redeemed 18 months (reduced from 24 months) following the date of last card activity, subject to limitations in some jurisdictions in which we operate.

Related to the timeframe change, prior to the Company’s IPO in 2005, the Company recognized income on unredeemed gift cards after 12 months elapsed from the date of last activity (not issue date). In preparing for our IPO and reviewing potential revenue recognition areas, the Company had its third-party gift card processor perform an analysis of its gift card activity from the inception of the electronic gift card implementation in 1997 through 2004 to determine the average redemption rates and time period for which cards are redeemed. This analysis concluded that less than 2% of cards had additional activity after approximately 17 months from the date of last activity (activity included an issuance or redemption). The reporting available at that time by the third-party gift card processor only provided an aging based on 12 month intervals, and as such, the Company restated its income recognition to utilize the 24 month period. The Company’s current third-party gift card processor (who acquired the former service provider) was able to provide an aging based on the 18 month interval that allowed the Company to recognize income more closely aligned with its prior analysis. The financial impact to 2006, and the fourth quarter, related to this change from 24 months to 18 months from date of last activity was the recognition of $246,882 in additional revenue. This amount assumes the absence of the CardFact Agreements described below. Additionally, this change would not have had a material effect on historical trends or operating metrics.

The Company has historically utilized a specific identification approach in that it recognized gift card breakage on a card-by-card basis as it is legally released from its obligation, such as at redemption, expiration, or at the point redemption becomes remote, which the Company has determined is 18 months following the date of last activity, as discussed above. The Company considered the 18-month period a reasonable and reliable estimate as it was based on a sufficient company-specific historical basis that the Company believes is predictive of the future and related to a large pool of homogenous transactions over a sufficient time frame.

U.S. Securities and Exchange Commission

May 4, 2007

In determining the above, the Company reviewed guidance under FASB 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, as well as relied on SEC guidance specifically related to gift card breakage as communicated at the 2005 AICPA Conference on Current SEC and PCAOB Developments.

Due to unclaimed property statutes in certain states in which the Company’s legal entities are incorporated, the Company has not recognized gift card income when the state had a potential claim on the unredeemed gift card after three or five years, depending upon jurisdiction, from the date of last activity.

In 2006, the Company entered into a Card Services Agreement and Trademark Licensing Agreement with CardFact Ltd, an Ohio limited liability company (“CardFact Agreements”), to become the issuer of Ruth’s Chris Steak House gift cards and to purchase the existing liability for which there were no currently existing claims under unclaimed property statutes. There is no common ownership or relationship other than the above mentioned contracts between the Company and CardFact Ltd. These contracts can be made available to the Staff upon request. Under the terms of the agreement, CardFact is the primary obligor on all gift cards sold. Ruth’s Chris has contractually agreed to be liable to the card-owners for redemptions in the event that the CardFact-Ruth’s Chris contract is terminated. While the Company is not required to transfer the proceeds from gift card sales immediately to CardFact, the Company will honor the redeemed cards as an offset to these proceeds. As such, the Company maintains a liability equivalent to 100% of the outstanding balance of gift cards less than or equal to 18 months from the date of last activity as well as a liability for gift cards with outstanding balances that were greater than three or five years old, depending upon jurisdiction, at the effective date of the CardFact Agreements. As a result of this transaction, the Company recognized as additional income the unredeemed balance of gifts cards that were greater than 18 months from date of last activity but less than three or five years, depending upon jurisdiction. The financial impact to 2006, and the fourth quarter, related to this agreement was the recognition of $3,422,414 in additional revenue.

In recognizing the additional revenue above the Company considered guidance under FASB 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities paragraph 6(b) that states “this statement requires that a liability be derecognized if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability or (b) the debtor is legally released from being the primary obligor under the liability either judicially or by the creditor.”

As noted in the Annual Report on Form 10-K when presenting quarterly information, the revenue recognized during the fourth quarter of 2006 benefited from gift card breakage above normal trends. As a result of the CardFact Agreements, the Company will be able to recognize greater revenue related to the sale of gift cards than it was able to historically; however, the amount will be significantly less than the amount recognized during the fourth quarter of 2006.

U.S. Securities and Exchange Commission

May 4, 2007

Note 10. Acquisitions, page F-21

6.	In future filings, please revise to disclose the primary reasons for each acquisition, including the factors that contributed to purchase prices that resulted in the recognition of significant amounts of goodwill. Refer to the disclosure requirements outlined in paragraphs 51b of SFAS No. 141. Also, please revise to include all required disclosures of paragraphs 52 and 54 of SFAS No. 141.

The Company confirms that it will disclose the information requested by the Staff in its future filings.

Other

7.	As requested in our letter dated May 25, 2005, please revise to include Schedule II or tell us why you are not required to do so. Refer to Regulation S-X, Article 5-04.

The Company has identified its allowance for doubtful accounts as the only valuation account that would be presented on Schedule II-Valuation and qualifying accounts as prescribed by §210.12-0. Pursuant to § 210.4-02, items not material, the Company elected not to include Schedule II as the allowance for doubtful accounts is less then one-half of one percent of the Company’s total assets for all periods presented and was deemed not material. The balance of the allowance for doubtful accounts is presented in the Notes to Consolidated Financial Statements. Based on the above, the Company determined Schedule II was not required.

Form 8-K filed February 21, 2007

8.	We note your presentation of “pro forma net income.” Presentation of such “pro forma” information is not appropriate unless provided pursuant to Article 11 of Regulation S-X. Please revise future filings to specifically label the measure as a non-GAAP measure rather than pro forma, as your current presentation is confusing to investors and not considered appropriate.

The Company confirms that it will label “pro forma net income” as a non-GAAP measure in future filings if so utilized.

* * * *

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (407) 829-3452.

Sincerely,

/s/ Thomas J. Pennison, Jr.
Thomas J. Pennison, Jr.
Senior Vice President, Chief Financial Officer and Assistant Secretary